Exhibit D-1.2





                                         87 FERC  61,287

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      Vicky A. Bailey, William L. Massey,
                      Linda Breathitt, and Curt H,bert, Jr.


New England Power Company;         )
   Massachusetts Electric Company; )
   The Narragansett Electric       )
   Company; New England Electric   )
   Transmission Corporation; New   )
   England Hydro-Transmission      )    Docket No. EC99-49-000
   Corporation; New England Hydro- )
   Transmission Electric Company,  )
   Inc.; ALLEnergy Marketing       )
   Company, L.L.C.; NGG Holdings   )
   LLC                             )

                             ORDER APPROVING MERGER

                             (Issued June 16, 1999)

     On March 10, 1999, as supplemented March 22, March 31, April 7, April 14, April 27, and May 27, 1999, New England Power Company (NEP), its affiliates holding jurisdictional assets (collectively, the NEES Companies) 1/, and NGG Holdings LLC (NGG) (collectively, Applicants) filed an application under section 203 of the Federal Power Act (FPA) 2/ for approval of the merger of NGG into New England Electric System (NEES). 3/ NEES is the




     1/ The NEES Companies are: Massachusetts Electric Company (Massachusetts Electric); The Narragansett Electric Company (Narragansett); New England Electric Transmission Corporation (New England Electric); New England Hydro-Transmission Corporation (New England Hydro); New England Hydro-Transmission Electric Company, Inc. (New England Hydro-Electric); and ALLEnergy Marketing Company, L.L.C.

     2/   16 U.S.C. 824b (1994).

     3/ Joint Application of New England Power Company, et al., for Approval of Merger and Related Authorizations (Application) at 1.






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holding  company  for  the  NEES  Companies.  NGG  is an  indirect  wholly-owned subsidiary of the National Grid Group plc (National Grid). 4/ Through the merger, NEES, which will be the surviving entity, and the NEES Companies will become the indirect subsidiaries of National Grid. 5/

     As discussed below, the Commission has reviewed the proposed merger under the Commission's Merger Policy Statement. 6/ In this order, we will approve the merger as proposed.

I.   Background

     A.   Description of the Parties to the Merger 7/

          1.   NEES

     NEES is a registered public utility holding company headquartered in Westborough, Massachusetts whose affiliates own and operate electric transmission and distribution assets and market electric energy and related services in New England. The affiliates that deliver electric energy serve about
1.3 million customers in Massachusetts, Rhode Island, and New Hampshire. Other NEES subsidiaries offer telecommunications and other services. NEES does not directly own any facilities subject to the Commission s jurisdiction.

               a.   NEP

     NEES's wholly-owned subsidiary NEP is a public utility organized and operated under the laws of Massachusetts. NEP owns and operates about 2,400 miles of transmission facilities located




     4/   Id. at 1-2.

     5/   Id. at 2.

     6/ Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act; Policy Statement, Order No. 562, 61 Fed. Reg. 68,595
          (1996), FERC Statutes and Regulations, 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC 61,321
          (1997)(Merger Policy Statement).

     7/ Applicants describe the parties to the merger in the Application at 7-14 and Attachment 1 at 2-6.






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in Massachusetts,  New Hampshire, and Vermont. NEP has disposed of almost all of its non-nuclear generating assets. 8/

               b. NEP Affiliates - The NEES Distribution and Transmission Companies

     NEES wholly owns the following distribution companies: Massachusetts Electric, Granite State Electric Company (Granite State), Nantucket Electric Company (Nantucket), and Narragansett. 9/ Other NEES affiliates own and operate transmission facilities interconnecting New England and Quebec. These affiliates include New England Electric, New England Hydro, and New England Hydro-Electric. 10/

               c.   AllEnergy Marketing Company, L.L.C.

     NEES, through its subsidiary, NEES Energy, Inc., owns 100 percent of the voting stock of AllEnergy Marketing Company, L.L.C., a power marketer that sells electric energy, natural gas and heating oil to commercial, industrial and residential consumers in the Northeast and markets propane, fuel oil and other liquid fuels through its subsidiary, Texas Fluids. AllEnergy also sells fuel oil through its PAL and Griffith operating divisions.

          2.   National Grid

     National Grid originated in 1990 as part of the privatization of the electric industry in England and Wales. National Grid and its subsidiaries own and operate the transmission system in England and Wales and the interconnections between this system and Scotland and France. Through its subsidiary, National Grid Company, plc (NGC), National Grid matches the generation of electric energy with demand on a real time basis. NGC also facilitates the trading of power in the




     8/ On September 1, 1998, as part of the electric industry restructuring efforts of several New England states, NEP completed divestiture of its fossil and hydroelectric generation assets and its power purchase contracts to U.S. Generating Company. NEP still owns a 9.3 percent share in an oil-fired generating unit, which it is attempting to sell. See Application at 7 and n.10; Attachment 1 at 3-4.

     9/   Neither   Granite   State  nor  Nantucket   owns  any   jurisdictional
          facilities. Application at 9, n.11.

     10/  New England Electric is a wholly-owned  subsidiary of NEES, which owns
          majority   interests   in  New   England   Hydro   and   New   England
          Hydro-Electric.






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electric  energy  market in England and Wales.  In  particular,  NGC manages the daily bidding system for generators desiring to sell power, calculates market prices and payments due by individual traders, and manages the transfer of funds to settle the trades of electric energy.

     Through subsidiaries, National Grid also owns and operates transmission assets outside of the United Kingdom. Specifically, National Grid indirectly owns 41.25 percent of the Power Division of Zambia Consolidated Copper Mines, and, as part of a joint venture with the Karnatka Electricity Board, National Grid will build a transmission line in southern India. Neither National Grid nor any of its subsidiaries owns or operates transmission assets in the United States, Canada, or Mexico. National Grid has almost no assets in the United States, 11/ and has no assets in the markets that the NEES Companies or their affiliates serve, nor does National Grid engage in any activity in any United States utility markets.

     National Grid Overseas Limited (National Overseas) is a 41.25 percent partner in Citelec, S.A., which owns a substantial share in, and is the registered operator for, the Transener electric transmission network in Argentina, representing 95 percent of the Argentine high voltage system.
National Overseas is also part of a consortium that will construct a new communications network in Brazil, intended to cover the major population centers of that country.

     NGG is a wholly-owned indirect subsidiary of National Grid. National Grid formed NGG for the purpose of merging into NEES and effecting the merger.

     B.   Description of Proposed Merger

     The Merger Agreement establishes that NEES would merge with NGG, with NEES continuing as the surviving corporation. Applicants would cancel NEES s outstanding shares upon completion of the merger, and its shareholders would receive a cash payment of $53.75 per share (subject to upward adjustment). The total purchase price would be about $3.2 billion. Applicants would convert each one percent interest in NGG into a share of the surviving company. As a result of the merger, NEES would be a wholly-owned subsidiary of National Grid.




     11/ In the United States, National Grid owns Teldata, Inc., which offers automatic meter reading and related services.






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     NEES would remain a registered  public  utility  holding  company under the
Public Utility Holding Company Act (PUHCA) 12/ and would be wholly-owned by National Grid, which itself would register as a public utility holding company. 13/ National Grid s other utility subsidiaries operating in the United Kingdom and elsewhere outside the United States will seek foreign utility company status under PUHCA. The NEES corporate headquarters would remain in Massachusetts and NEES and its operating subsidiaries would retain their separate corporate status and names following the merger. 14/

II.  Notice of Filing, Interventions, and Answers

     Notices of Applicants merger filing and amendments were published in the Federal Register, 64 Fed. Reg. 13,984 (1999), 64 Fed. Reg. 25,031 (1999), and 64
Fed. Reg. 30,324 (1999), with comments, interventions, and protests due on or before June 10, 1999.

     The New Hampshire Public Utilities Commission (New Hampshire Commission) filed a timely notice of intervention, raising no substantive issues.

     The Office of Energy and Community Services of the State of New Hampshire (New Hampshire Energy and Community Services), Northeast Utilities Services Company (Northeast Utilities), U.S. Generating Company (U.S. Generating), the Attorney General of the State of Rhode Island and the Rhode Island Division of Public Utilities and Carriers (Rhode Island), and the Massachusetts Department of Telecommunications and Energy filed timely motions to intervene, raising no substantive issues.




     12/  15 U.S.C. 79 et seq. (1994).

     13/ Application at 17. Between National Grid and NEES there will be one or more intermediate entities, wholly-owned, directly or indirectly, by National Grid. Applicants explain that United Kingdom companies with foreign subsidiaries usually use this type of structure "to avoid losing United Kingdom tax relief for foreign taxes paid on profits repatriated to the United Kingdom, and to minimize taxes on the repatriation of foreign subsidiary profits." Application at 18. Applicants maintain that "[t]he structure will have no impact on the control of NEES[,] nor will the structure affect the financial integrity of NEES or its relationship with National Grid." Id.

     14/  Application at 18.






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III. Discussion

     A.   Procedural Matters

     Pursuant to Rule 214 of the Commission s Rules of Practice and Procedure, 15/ the timely, unopposed notice of intervention and motions to intervene serve to make the New Hampshire Commission, New Hampshire Energy and Community Services, Northeast Utilities, U.S. Generating, Rhode Island and the Massachusetts Department of Telecommunications and Energy parties to this proceeding.

     B.   Standard of Review

     Section 203(a) of the Federal Power Act (FPA) 16/ provides, in relevant part, as follows:

          No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

Under section 203(a), the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." 17/

     In 1996, the Commission issued its Merger Policy Statement updating and clarifying its procedures, criteria and policies applicable to public utility mergers. 18/ The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

     For the reasons discussed below, we find that Applicants proposed merger is consistent with the public interest.




     15/  18 C.F.R. 385.214 (1998).

     16/  16 U.S.C. 824b (1994).

     17/  16 U.S.C. 824b (1994).

     18/  See supra note 6.






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Accordingly, we will approve the merger without further investigation.

     C.   Effect on Competition

          1.   Applicants Analysis

     Applicants point out that neither National Grid nor any of its subsidiaries provides transmission or distribution services in any geographic area that overlaps with the areas that the NEES Companies serve. NEES affiliates provide transmission and distribution services solely in the northeastern United States. National Grid and its subsidiaries do not provide transmission or distribution services in North America. NEES transmission or distribution customers cannot turn to National Grid or its subsidiaries as alternate providers of service.

     Applicants further note that the NEES companies do not provide electric generation services in any geographic area that overlaps the areas that National Grid or its subsidiaries serve. Applicants state that NEP has sold nearly all of its generation assets and is attempting to sell the remainder. Applicants observe that NEP s few remaining generation interests are located in New England; they note that neither National Grid nor any of its subsidiaries owns or controls any generation facilities located in New England.

     Applicants state that because National Grid, its subsidiaries and the NEES Companies do not provide any products or services in any overlapping relevant markets, the proposed merger is not a horizontal merger and will not result in the elimination of a competitor in any market. They submit that the acquisition of NEES by National Grid will not result in competitive harm through the creation or enhancement of market power. 19/

     Applicants also conclude that the proposed merger does not raise any vertical competitive concerns because: (1) they do not supply inputs used in the generation or delivery of electric products or services in common geographic regions and (2) since NEES continues to provide service under open access tariffs, the merger will not affect the ability of the merged company to restrict access to NEES' transmission or distribution assets. 20/




     19/  Application, Attachment 1 at 7-8.

     20/  Declaration of Henry J. Kahwaty, at 10.






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          2.   Commission Determination

     In the Merger Policy Statement, the Commission adopted the Department of Justice/Federal Trade Commission Merger Guidelines (Guidelines) as our basic framework for analyzing the effect on competition of a proposed horizontal merger. 21/ The Merger Policy Statement adopted a five-part analytic screen and set forth the conditions under which the Commission would set the issue of competition for hearing. 22/ The Commission also stated in the Merger Policy Statement that:

          it would not be necessary for merger applicants to perform the screen analysis or file the data needed for the screen analysis in cases where the merging firms do not have facilities or sell relevant products in common geographic markets. In these cases, the proposed merger will not have an adverse competitive impact (i.e., there can be no increase in the applicants' market power unless they are selling relevant products in the same geographic markets) so there is no need for a detailed data analysis. 23/

     The Commission finds that the proposed merger does not raise competitive concerns, and notes that no intervenor argues to the contrary. We agree with Applicants that a screen analysis is unnecessary because the merging firms clearly do not have facilities or sell relevant products in common geographic markets. As a result, the proposed merger does not eliminate a competitor and therefore raises no potential horizontal competitive concerns. We also find that because Applicants do not supply inputs used to produce electricity products and do not sell electricity products in common geographic markets, the merger raises no vertical competitive concerns.

     D.   Effect on Rates

     The Merger Policy Statement explains our concern that there be adequate ratepayer protection from adverse rate effects as a result of a merger. It describes various commitments that may be acceptable means of protecting ratepayers, such as hold harmless




     21/  Merger Policy Statement at 30,117-18.

     22/ Id., at 30,119. Appendix A of the Policy Statement provides a detailed illustrative description of the analytic screen.

     23/  Id., at 30,136.






Docket No. EC99-49-000

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provisions,  open  seasons  for  wholesale  customers,  rate  freezes,  and rate reductions. 24/

     According to the application, the proposed merger will have no adverse effect on rates. With respect to wholesale generation rates, no adverse effects will occur because NEP has divested virtually all of its generation assets (and plans to sell the remainder). NEP currently makes only limited wholesale sales, and the arrangements governing those sales are unaffected by the merger. 25/ With respect to transmission rates, the NEES companies will continue to provide transmission service under currently effective open access transmission tariffs. Applicants note that there will be an acquisition premium and transaction costs associated with their proposed merger that Applicants may push down to the operating companies. 26/ However, Applicants commit not to attempt to recover these merger-related costs through rates without first receiving specific regulatory approval to do so. 27/ Applicants assert that their ratepayers will be held harmless and thus, that the Commission's ratepayer protection goals are met.

     Intervenors raise no rate or ratepayer protection issues.

     Upon consideration of the above, we conclude that the proposed merger will not adversely affect rates.

     E.   Effect on Regulation

     As explained in the Merger Policy Statement, the Commission's primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC). We are also concerned with the effect on state




     24/  Merger Policy Statement at 30,123-24.

     25/ According to the application, NEP retains its existing wholesale requirements tariff and associated service agreements with its former large wholesale customers, but only to provide a mechanism to allow recovery of certain costs that it is permitted to recover from those customers consistent with various restructuring settlements. Application at 23.

     26/  Application at 24.

     27/  Application at 25.






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regulation where a state does not have authority to act on a merger. 28/

     With respect to federal regulation, Applicants note that NEES is currently a registered holding company under PUHCA. Applicants state that, as a result of the proposed merger, National Grid will also become a registered holding company under PUHCA. 29/ Since a new registered holding company layer will be created above NEES, Applicants commit to follow the Commission's policy regarding intra-corporate transactions between the NEES companies and National Grid and its affiliates. 30/ National Grid also agrees to make available, upon request by the Commission, all of its publicly available financial information and related books and records as well as all information necessary to support the pricing for the sales of goods and services between the National Grid companies and the NEES companies. 31/

     Applicants state that the proposed merger will have no adverse effect on state regulation. Applicants maintain that each of the NEES operating companies subject to state regulation before the merger will continue to be subject to that regulation after the merger. Furthermore, Applicants note that filings will be made with all states that either require them or request them. There is no indication that any state lacks authority to regulate this merger and no state has raised any concern about the effect on regulation. 32/

     Intervenors, including the public utility commissions of the States of New Hampshire and Rhode Island, raise no issues concerning the merger's effect on regulation. 33/

     When a public utility is acquired by another company, whether a domestic company or a foreign company, the Commission's ability to adequately protect public utility ratepayers against




     28/  Merger Policy Statement at 30,124-25.

     29/  Application at 26.

     30/  Application at 26.

     31/  Application at 27, n. 38.

     32/  See Merger Policy Statement at 32,125. See also Application at 27.

     33/ Furthermore, we note that the New Hampshire Commission found that it has jurisdiction over aspects of the proposed merger and has set the proposed merger for hearing; NHPUC Order No. 23,202, issued April 21, 1999.






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inappropriate  cross-subsidization  may be impaired  absent access to the parent companies' books and records. Section 301(c) of the FPA gives the Commission authority to examine the books and records of any person who controls, directly or indirectly, a jurisdictional public utility insofar as the books and records relate to transactions with or the business of such public utility. 34/ In this case National Grid has made a commitment to make available to the Commission financial information and books and records necessary to support intracorporate transactions between National Grid companies and NEES companies. We construe this commitment as agreeing to provide the Commission access to all books and records within the lawful scope of section 301(c) of the FPA and our approval of the proposed acquisition is based on this understanding. 35/

     In light of the discussion above, we find that the proposed merger will not have any adverse effect on regulation.

     F.   Accounting Issues

     Applicants state that they will record the merger using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. The Commission, in previous applications, has approved the use of the purchase method of accounting. 36/ We have no basis to dispute Applicants' use of the purchase method of accounting and therefore approve its use.




     34/  Section 301(c) of the FPA, 16 U.S.C. 825(c) (1994), provides that:

               The books, accounts, memoranda, and records of any person who controls, directly or indirectly, a licensee or public utility subject to the jurisdiction of the Commission, and of any other company controlled by such person, insofar as they relate to transactions with or the business of such licensee or public utility, shall be subject to examination on the order of the Commission.

     35/ As we noted earlier, NEES will remain, and National Grid will become, registered public utility holding companies, subject to the applicable laws and policies of the United States.

     36/ Entergy Services, Inc. and Gulf States Utilities Company, Opinion No. 385, 65 FERC 61,332 (1993), order on reh'g, Opinion No. 385-A, 67 FERC 61,192 (1994), order on compliance filing, 85 FERC 61,356 (1998).






Docket No. EC99-49-000

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     Applicants  propose to recognize  "goodwill"  consisting of an  acquisition premium of approximately $1.6 billion plus related transaction costs. They propose to record the goodwill on the books of the non-jurisdictional holding company and have not decided whether to push down goodwill to the jurisdictional subsidiaries. Because Applicants have not made this decision, the potential effects of such a decision on the accounting records of the FERC-jurisdictional public utilities is unclear. However, Applicants commit to submit their proposed accounting entries to the Commission for approval within six months after the merger is consummated. According to Applicants, this submission will provide all accounting entries necessary to reflect the merger, along with appropriate narrative explanations describing the bases for the entries. 37/

     We will direct Applicants to inform the Commission of any change in the circumstances that would reflect a departure from the facts that we have relied on in approving the merger accounting. We will also direct Applicants to submit their proposed accounting for the merger within six months of the date of consummation of the merger.

The Commission orders:

     (A)  Applicants'   proposed  merger  is  hereby  approved  subject  to  the
commitments and conditions discussed in the body of this order.

     (B) The purchase method of accounting for the proposed transaction is hereby approved. Applicants must promptly inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in approving the merger accounting.

     (C) Applicants shall submit their proposed accounting for the merger consistent with the body of this order within six months of the date of consummation of the merger.

     (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

     (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.




     37/  Application at 29.






Docket No. EC99-49-000

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     (F) The  Commission  retains  authority  under section 203(b) of the FPA to issue supplemental orders as appropriate.

     (G) Applicants shall advise the Commission within 10 days of the date on which the merger is consummated.

By the Commission.

( S E A L )


                                           Linwood A. Watson, Jr.,
                                              Acting Secretary.